EXHIBIT (a)(5)(F)
IN THE COURT OF COMMON PLEAS
OF ALLEGHENY COUNTY, PENNSYLVANIA

IN RE PORTEC RAIL PRODUCTS,	x
INC. SHAREHOLDERS LITIGATION	:	CONSOLIDATED CIVIL ACTION
	:	G.D. 10-3547
	:	G.D. 10-3562
	x	G.D. 10-3982

HONORABLE CHRISTINE A. WARD

MEMORANDUM AND ORDER OF COURT

COPIES SENT TO:
Counsel for Plaintiffs
Alfred G. Yates, Jr.
Gerald L. Rutledge
LAW OFFICE OF ALFRED G. YATES, JR., P.C.
519 Allegheny Building
429 Forbes Avenue
Pittsburgh, PA 15219
Telephone: (412) 391-5164
Counsel for Defendants Portec Rail Products, Inc., Marshall T. Reynolds, John S. Cooper, Louis J. Akers, Philip E. Cline, Daniel P. Harrington, A. Michael Perry, Douglas V. Reynolds, Neal W. Scaggs, Philip Todd Shell. Kirby J. Taylor, and Thomas W. Wright
William Pietragallo, II, Esquire
Eric G. Soller, Esquire
Anthony J. Basinski, Esquire
James W. Kraus, Esquire
PIETRAGALLO GORDON ALFANO
BOSICK & RASPANTI, LLP
One Oxford Centre
The Thirty-Eighth Floor
Pittsburgh, Pennsylvania 15219
Tel: (412) 263-4346
Counsel for Defendants L.B. Foster Company and Foster Thomas Company
Michael J. Manzo, Esquire
Stanley Yorsz, Esquire
BUCHANAN INGERSOLL & ROONEY PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
Tel: (412) 562-8841

MEMORANDUM
I. INTRODUCTION
     The shareholder-plaintiffs in this lawsuit seek to enjoin the proposed tender-offer merger transaction (the “Tender Offer”) between Porter Rail Products, Inc. (“Portec”) and Foster Thomas Company (“Foster Thomas”), a wholly owned subsidiary of L.B. Foster, Company (“Foster”), through which Foster seeks to purchase a controlling 65% interest of outstanding Portec common stock for the agreed-upon value of $11.71 per share (hereinafter, “the Takeover”).
     Upon the facts presented, this Court is faced with the question of whether Marshall T. Reynolds, Chairman of Portec’s Board of Directors breached his fiduciary duty of care owed to the corporation and to the shareholders by failing to give due consideration to an over-bid from a hedge fund communicated to Mr. Reynolds after the announcement of the proposed Takeover. Mr. Reynolds, in his capacity as Chairman of the Board, did not seek the advice of counsel and never reported the over-bid to the Board of Directors. Significantly, as well, the Board of Directors did not undertake any market check or other canvas of the value of Portec’s shares prior to agreeing to the tentative terms of the merger with Foster and recommending to the shareholders that they accept the proposed tender-offer.
     Under the circumstances prevailing herein, this Court finds that Mr. Reynolds did in fact breach his fiduciary duties, in part, by effectively preventing the entire Board of Directors from carrying out their own fiduciary duties, because of Mr. Reynolds, lacked requisite material information. Concomitantly, this Court finds the Board of Directors breached their fiduciary duties of care by declining to undertake reasonable and practicable steps to maximize shareholder value in that the Board did not have any process of making itself reasonably informed of the aforementioned over-hid from the hedge fund, did not give the over-bid due deliberation, and failed to disclose in any amendment to Portec’s Schedule 14D-9 the existence of this new, potentially more lucrative offer. As a consequence of these derelictions in fiduciary duty, Portec shareholders remained unaware of a competing suitor for their shares, and thus in this informational vacuum could not properly assess whether acceptance of the Tender Offer advanced their best interests.
     Additionally, this Court is faced with the issue of whether Portec omitted material information from the Schedule 14D-9 document that it filed with the U.S. Securities and Exchange Commission (the “SEC”) and distributed to its shareholders. A “Fairness Opinion” prepared by Portec’s financial advisors, Chaffe & Associates, stands as a key component to the Schedule 14D-9 disclosure, as this Fairness Opinion recommended to both the Board and the shareholders that Foster’s tender-offer comported with the accurate, fair-value of Portec. The Fairness Opinion of Chaffe & Associates became attached to the Schedule 14D-9.
     Here, this Court finds a quartet of material omissions in the Fairness Opinion and the Schedule 14D-9. First, Portec failed to disclose that its management had prepared two sets of financial projections: a non-disclosed “best case” projection and the “probable case” projection. Chaffe & Associates exclusively utilized this “probable case” projection in calculated the Discounted Cash Flow Analysis found within the Fairness Opinion. This Court concludes the failure to disclose the existence of “best case” projections and the failure to explain why these projections were disregarded amounts to a material disclosure omission. Second, Portec failed to disclose that the “Peer Group Analysis” employed by Chaffe & Associates in the Fairness Opinion did not include a “control premium,” despite the fact that a “control premium” is consistent with standard valuation methodologies and despite the fact that 100% of Portec’s stock would eventually be transferred to Foster if the Tender Offer were to be approved. Lastly, Portec materially omitted information concerning Chaffe & Associates’ “Precedent Transaction Analysis” section of the Fairness Opinion. While Chaffe & Associates labeled the information included in the Precedent Transaction Analysis as being “material” to its overall opinion expressed in the Fairness Opinion, the evidence subsequently showed that Chaffe & Associates considered this information to be “bogus” and highly questionable. Lastly, the Schedule 14D-9 is silent as to the existence of the potentially higher bid that the hedge fund communicated to Marshall Reynolds after the announcement of the proposed Takeover.
     For all of the above reasons, this Court is granting plaintiffs’ motion to enjoin any vote on the Tender Offer unless and until Portec’s Board of Directors has cured the breaches of fiduciary duty found by this Court and has disclosed all of the omitted information that this Court deems to be materially to the decision of the shareholders.
II. PROCEDURAL HISTORY
     Plaintiffs commenced this action following the public announcement of the Takeover. consolidated action consists of three (3) putative class action complaints seeking to enjoin a total $112 million dollar tender-offer by Foster for the purchase of Portec’s outstanding common stock at a price $11.71 per share. As provided in an Agreement and Plan of Merger dated February 16, 2010 (the “Merger Agreement”), the Tender Offer is the first step in the Takeover. Following acceptance of the Tender Offer, a “clean-up merger” will ensue by which Foster will acquire any remaining shares not tendered.
     Plaintiffs filed the first two complaints, Harper v. Reynolds, et al., GD 10-3547 and Gesoff v. Reynolds, et al., GD 10-3562 on February 24, 2010, with the third complaint, Phillips v. Portec Rail Products, Inc., et al., GD 10-3982 being filed on March 2, 2010. Plaintiffs filed a motion for expedited discovery and a motion for an order to enjoin the tender-offer on March 5, 2010. On March 9, 2010, following a status conference attended by all parties, this Court granted expedited discovery, consolidated all actions, and ordered that a hearing occur on March 22-23, 2010, three days prior to the initial expiration of the tender-offer. (The tender-offer has since been extended to April 26, 2010). Defendants initially produced documents on March 12, 2010 and depositions commenced on March 15, 2010. In all, plaintiffs deposed: Gay LeBreton, a Managing Director of Chaffe & Associates and the individual who prepared substantially most of the “fairness opinion” for Portec; Marshall Reynolds, Chairman of Portec’s Board of Directors; and Kirby Taylor, a member of Portec’s Board of Directors and the individual whom Mr. Reynolds tasked to perform all negotiations with Foster concerning the Tender Offer. Defendants deposed Scott Phillips, one of the plaintiffs.
     Two days of hearings then ensued as scheduled on March 22, 2010 and March 23, 2010.1 Plaintiffs proffered Tara Stephenson (an investment banker) as an expert in support of their motion. Defendants’ witnesses included Charles C. Cohen, Esq., Gay LeBreton, Kirby Taylor, Mark Gleason, CPA, and Alan Schick, Esq.
III. FACTUAL BACKGROUND
     Portec is a leading manufacturer and supplier of a broad range of rail-related products to the railroad industry in the United States, Canada, and the United Kingdom. (Ex 3: Form SC TO-T, (“Tender Offer”), p. 11). Plaintiffs are shareholders of Portec, a publicly traded, West Virginia corporation headquartered in Pittsburgh, Pennsylvania. Portec has been in business since 1906. (Ex. 3: Tender Offer, p. 11). Marshall Reynolds serves as the Chairman of Portec’s Board of Directors. (Ex. 1: Schedule 14D-9, p. 8). Other members of the Board of Directors are John S. Cooper, Louis J. Akers, Philip E. Cline, Daniel P. Harrington, A. Michael Perry, Douglas

[1]	The March 22, 2010 hearing transcript will be cited herein as “N.T. 3/22/2010.” The March 23, 2010 hearing transcript will be cited herein as “N.T. 3/23/2010.”

V. Reynolds, Neal W. Scaggs, Philip Todd Shell, Kirby J. Taylor and Thomas W. Wright. (Everett Harper Complaint, ¶¶ 14-23).
     Foster is a Pennsylvania corporation headquartered in Pittsburgh, Pennsylvania. (Ex. 3: Tender Offer, p. 12). Foster Thomas is a West Virginia corporation and a wholly owned subsidiary of Foster, created solely for the purpose of acquiring Portec. (Ex. 3: Tender Offer at s-v). Foster is nationwide manufacturer, fabricator and distributor of products and services for the rail, construction, energy, utility and recreation markets. (Ex. 3: Tender Offer, p. 12).
     A. The Negotiations
     On November 18, 2008, Foster purchased, in the open market, 395,000 shares of Portec common stock for $4.37 per share. (Ex, 3: Tender Offer, p. 13). On November 21, 2008, Foster sent to Marshall Reynolds a written offer to purchase all the shares of Portec common stock in the range of $4.90 to $6.00 per share. (N.T. 3/23/2010, p. 229; Ex. 3: Tender Offer, p. 13). On December 1, 2008, Mr. Reynolds sent a letter to the President and CEO of Foster, declining the stock-purchase proposal. (N.T. 3/23/2010, p. 229; Ex. 3: Tender Offer, p. 13). Mr. Reynolds does not recall if he ever informed the Portec Board of Directors of the Foster offer. (Reynolds Deposition, p. 72.). On April 29, 2009, Foster retained as its investment advisor the firm of Falls River Group (“Falls River”). (Ex. 3: Tender Offer, p. 13). On June 27, 2009, representatives of Falls River met with Mr. Reynolds to communicate Foster’s continuing interest to acquire Portec. (Ex. 3: Tender Offer, p. 13; Ex. 1: Schedule 14D-9, p. 8). On August 28, 2009, Mr. Reynolds directed Kirby Taylor to contact Foster for the purpose of obtaining further details on the proposed transaction. (N.T. 3/23/2010, p. 148). From September 2009 until early November 2009, Mr. Taylor remained in communication with Falls River regarding the possibility of Portec’s acquisition by Foster. (N.T. 3/23/2010, p. 144; Ex. 3: Tender Offer, p. 13). According to the Schedule 14D-9, Portec’s Board of Directors first learned of the “contact” with Foster on

September 10, 2009, even though the approved minutes of the September 10, 2009 meeting do not memorialize any discussion of this subject. (Ex. 1: Schedule 14D-9, p. 8).
     Kirby Taylor continued to negotiate on behalf of Portec with Foster representatives, culminating in a November 4, 2009 meeting (N.T. 3/23/2010, pp. 148-149), at which Foster offered to acquire all outstanding common stock of Portec for $11.00 per share, half of which price would be in cash, with the remaining half in paid for by Foster’s common stock. (Ex. 1: Schedule 14D-9, p. 9). While Mr. Taylor initially countered with $13.50 per share asking price, his negotiations with Foster eventually distilled to a difference of between “12 and a quarter and 12 and an eighth,” as concerns the price component of the proposed deal (N.T. 3/23/2010, pp. 160-161, 243). Mr. Reynolds also insisted that any deal be “all cash,” rather than a mix of cash and stock, as had originally been offered by Foster. (Reynolds Deposition, p. 80-81; N.T. 3/23/2010, p. 161-162).
     The Board of Directors next held a meeting on December 10, 2009. The minutes from this meeting strongly suggest that December 10, 2009 constituted the first time either Mr. Reynolds and/or Mr. Taylor advised the Board of the ongoing discussions with Foster for the possible sale of Portec which had been proceeding in earnest since at least September 2009. While Mr. Reynolds and Mr. Taylor testified the Board became aware of Foster’s overtures at the September 10, 2009, the relevant minutes are completely silent on this subject. And, despite Portec contending the September 10, 2009 meeting minutes inadvertently omitted any mention of Foster, the relevant language of the minutes from the December 10, 2009 meeting does not appear to be in the nature of an update to the Board on matters about which they had previously been made aware.
“... Mr, Reynolds told the Board that Foster Co. (LBF), a publicly traded company ... in ... Pittsburgh ..., had contacted him in June,

2009 (via a representative) about an interest in buying the Company. Mr. Reynolds indicated that the interest was general in nature but that periodically he and Mr. Taylor would have informal discussions with LBF representatives in which LBF indicated Portec’s business would complement [its] operation, In the late fall, LBF advised Mr. Taylor that it was more serious about acquiring all of the Company. At that time Mr. Reynolds and Mr. Taylor had discussions with LBF representatives to determine the nature of their interest in Portec and the amount they would be willing to pay for the Company. Mr. Reynolds asked Mr. Taylor to prepare an analysis of Portec’s value based upon book value, tangible book value and earnings per share. Mr. Reynolds then asked Mr. Taylor to make a presentation detailing the indication of interest, where the Company stood with LBF and to detail the steps that needed to be taken.
(Ex. 6: December 10 board minutes, pp. 4-5).
     The Schedule 14D-9 indicates the Board of Directors decided at the December 10, 2009 meeting that Chaffe & Associates (“Chaffe”) should be retained to advise the board and render a fairness opinion in the event Foster intended to go forward with a transaction. Id. Portec formally engaged Chaffe on January 28, 2010. (Ex. 1: Schedule 14D-9, p.14). Ms. LeBreton testified Portec first contacted Chaffe on January 15, 2010. (LeBreton Deposition, p. 12).
     By the time the Board of Directors first learned of the impending Foster acquisition (at the December 10, 2009 meeting), it appears Mr. Kirby and Foster had arrived at the essential terms of an agreement for the tender-offer, including a price of $12.125 per share in cash (less modest adjustments for pending environmental liabilities and compensation to Portec executives), without utilizing the services of an investment bank or without any formal effort to shop the Portec to the market. (Ex. 1: Schedule 14D-9, p. 9; N.T. 3/23/2010, pp. 238-240).
     Mr. Reynolds and Mr. Taylor testified to their concern in February 2010 (eight months after Foster made its first offer) of “a high likelihood that Foster might leave the deal if we were to put the brakes on the transaction and say we wanted to spend a period of time doing a market check.” (N.T. 3/23/2010, pp. 326, 345-346). However, Porter offered no explanation for the lack of a market check or any effort to find an alternative buyer once Foster first proposed to buy Portec in June 2009 and Mr. Reynolds and Mr. Taylor entered into negotiations with Foster. (Ex. 3: Tender Offer, p. 13). Nor did Portec or Foster present an iota of evidence at the hearing to support the position that Foster would have broken off negotiations or walked away from the deal in the event Portec sought or received competitive bids in the marketplace.
     Prior to agreeing to the share price with Foster, the only effort to ascertain the market’s interest in purchasing Portec stemmed from Mr. Reynolds “trying to put out the word” to four investment banks with whom Mr. Reynolds had acquaintances2. (N.T. 3/23/2010, p. 240-241; Taylor Deposition, pp. 54-56; Affidavit of Marshall T. Reynolds, March 26, 2010). When he testified at the hearing on March 23, 2010, Mr. Taylor had “no idea” who Mr. Reynolds had contacted, (N.T. 3/23/2010, p. 241). According to Mr. Taylor, Mr. Reynolds possessed little experience in selling companies. (Taylor Deposition, p. 26). Plaintiffs’ expert, Tara Stephenson, a veteran investment banking professional, testified that this informal “word of mouth,” without engaging an investment bank or similar professional, does not constitute what the industry understands as a “market check.” (N.T. 3/23/2010, p. 285-286).
     Following the December 10, 2009 meeting of the Board of Directors, Mr. Taylor, at the direction of Mr. Reynolds, agreed to a $0.35 per share downward adjustment in the price of the tender-offer because of: (1) a pending environmental issue in Troy, New York and; (2) an allowance for the payment of bonuses to certain executive officers of Portec. (Taylor Deposition, pp. 83-84).

[2]	Following the evidentiary hearing, Portec submitted an affidavit from Mr. Reynolds identifying the investment banks he contacted as Ferris, Baker Watts, Inc. (Washington, DC and Baltimore), Royal Bank of Canada (New York, NY), England & Company (New York, NY), and Janney Montgomery Scott, LLC (Philadelphia, PA).

     Foster also agreed that it would pay Mr. Taylor a sum of $350,000 for his services throughout the negotiations. Mr. Taylor would only receive payment if Portec’s shareholders approved the merger. (Reynolds Deposition, pp. 126-127). The Schedule 14D-9 does not disclose the contingent nature of Mr. Taylor’s payment. (Ex. 1: Schedule 14D-9, p. 4).
     B. The Fairness Opinion and Portec’s Schedule 14D-9 Disclosures
     On February 26, 2010, the Schedule 14D-9 entitled “Solicitation/Recommendation Statement Under Section 14(d)(9) of the Securities Exchange Act of 1934” was sent to Portec shareholders of record together with the Tender Offer. (Ex. 3: Tender Offer, p. 2).
     Portec’s Board of Directors retained Chaffe as its investment advisor on January 28, 2010, charging Chaffe with the primary task of opining on the fairness of the price of the Tender Offer, which, as noted, had already been agreed upon pursuant to the negotiations conducted between Foster and Mr. Taylor. (LeBreton Deposition, p. 13-14). In the sections below, this Court will recite certain of the relevant facts presented at the hearing concerning those aspects of the Fairness Opinion and the Schedule 14D-9 Disclosure which are ultimately germane to this Court’s decision to enjoin the Tender Offer.
The Precedent Transaction Analysis
     After preparing the Fairness Opinion, Chaffe, through Ms. LeBreton, made a presentation to the Board of Directors on February 11, 2010. (Ex. 10: Chaffe February 11, 2010 presentation to Portec Board, PRP 00547). Comprised within its analysis of the Tender Offer, Chaffe considered the price of prior acquisitions of companies sharing some similarities with Portec, i.e., precedent transactions.
     The Schedule 14D-9 touts the Precedent Transaction Analysis as one of “[t]he valuation methodologies Chaffe found material to its analysis.” (Ex. 1: Schedule 14D-9, pp. 17, 19). However, in a direct contradiction to of representation, Ms. LeBreton testified at the hearing that

“the precedent transaction analysis did not turn out to be material...it did not turn out to be material to our conclusion.” (LeBreton Deposition, p. 82). According to Ms. LeBreton, “Ultimately we don’t rely on this model...because the base data is just not- there isn’t enough good comparable data to make a good judgment based on this model.” (Id. at pp. 76-77). Ms. LeBreton testified she advised the Board of Directors of the “bogus” nature of this information, and that consequently Chaffe did not rely on the actually rely on the Precedent Transaction Analysis in its Fairness Opinion. (N.T. 3122/2010, p. 241; LeBreton Deposition, pp. 77-78).
The Discounted Cash Flow Analysis
     Ms. LeBreton explained that Chaffe’s work on the Fairness Opinion included a “Discounted Cash Flow Analysis.” (Id. at 20), which is a form of financial analysis that takes forecasted revenues and subtracts the cost of goods sold, operating expenses, taxes, and reinvestment required in the business to develop a free cash flow number for a number of years. The forecasted free cash flow is discounted back to present value, using the weighted average cost of capital (“WACC”). (N.T. 3/22/2010, p. 60- 61). WACC is a blend of the cost of equity and the cost of debt. (Id. at p. 61). In calculating Portec’s cost of equity, Chaffe used an unsubstantiated 7.4% equity risk premium instead of the reported market risk premium of 6.47%, thereby potentially inflating the weighted average cost of capital and diminishing the value of Portec’s stock.. (Ex. 33: Stephenson Supp. Dec., §4).
     Moreover, in compiling the Discounted Cash Flow Analysis, Chaffe relied upon budgetary projections prepared by Portec management. (LeBreton Deposition, 132-134). The Schedule 14D-9 fails to disclose that Portec management prepared two sets of forecasts, one denominated the “probable case” scenario, the other the “best case” scenario. Further, the Schedule 14D-9 does not disclose that the Discounted Cash Flow analysis contained at page 20 of the Schedule 14D-9 exclusively employed the “probable case” scenario or why the “best case” projections were rejected as not reliable. (See Ex. 1: Schedule 14D-9).
     On the basis of the “probable case” forecasts, the Schedule 14D-9 states that a Discounted Cash Flow analysis employing a discount rate of 13.64% results in a per share value of $12.51 and that a discount rate of 14.22% results in a per share value of $11.33. (Ex. 1: Schedule 14D-9, p. 20). However, the “best case” forecasts, applying a cost of capital or WACC of 13.89% and otherwise making the same assumptions as Chaffe, results in a discounted cash flow value of $15.09. (Ex. 33: Stephenson Supp. Dec., §3). It is plaintiffs’ position that the incorrectly calculated and overstated WACC in the Discounted Cash Flow Analysis caused Chaffe to substantially undervalue Portec as an enterprise.
The Peer Group Analysis
     A Peer Group Analysis is one of the typical methodologies used when preparing a fairness opinion. (N.T. 3/22/2010, p. 58). Peer Group Analysis is an analysis of publicly traded comparable companies that operate within the same industry as the company being analyzed for the fairness opinion. (Id. at p. 63). In the Peer Group Analysis, one calculates the implied market value of the “peer” public companies and their enterprise value. A comparison of the peer companies’ financial results is then made to these values. (Id.). The purpose of the Peer Group Analysis is to calculate a per share minority value for the subject company’s stock based on the valuations of its peers, and then apply a control premium. (Id.). The Portec board presentation materials do not disclose that the implied values of Porter or any of its “peer” companies are derived from the prices of individual shares of stock, which incorporate a minority discount. (Ex. 33: Stephenson Supp. Dec., §5; N.T. 3/22/2010, p. 65-66).
     When purchasing a majority of shares, or, as in this case, all of a company’s shares, a control premium is empirically observed. (Ex. 33: Stephenson Supp. Dec., §5; N.T. 3/22/2010,

p. 66). The most recent full year of data for such control premiums indicates a median premium of 36.5%. (Ex. 33: Stephenson Supp. Dec., §5). A control premium is properly used as part of the analysis when analyzing a merger or acquisition where, as here, the entire company is being sold. (N.T. 3/22/2010, p. 67). The commonly accepted methodology for observing and measuring purchase price premiums is to apply a control premium to the Company’s stock price five days prior to the Tender Offer announcement. (Ex. 33: Stephenson Supp. Dec., §5). There is no disclosure in the Schedule 14D-9 about the use (or lack thereof) of control premiums as part of the Chaffe Peer Group Analysis. (N.T. 3/22/2010, p. 68).
     Plaintiffs’ expert witness also opined that Chaffe misapplied median “peer” company valuation multiples to Portec’s financial results, failing to account for the Company’s superior financial results. None of the other “peer” companies generated gross margins in excess approximately 18% for the last twelve-month data available as of February 8, 2010. (Id.).
     C. The Lack of a Market Check3 and the Deliberations of the Board of Directors Concerning the Takeover
     A “market check” is essentially a canvas of the market done by or on behalf of a target company, performed either before or after receiving an offer from a suitor, for the purpose of determining whether other companies may wish to make a superior offer. At the February 5, 2010 meeting, the Board of Directors considered, but then rejected, conducting a market check to gauge the price of Portec stock. (N.T. 3/23/2010, pp. 243-244, 325-326). The Schedule 14D-9 discloses, “the board of directors did not consider whether parties other than L.B. Foster would

[3]	This Court wishes to emphasizes that it has not found the decision of the Portec Board of Directors to not conduct a market check in this instance to constitute a breach of its fiduciary duty. Indeed, plaintiffs presented no authority that mandates a market check as a matter of law and this Court has found none. See, Barkan v. Amsted Industries, Inc., 567 A.2d 1279, 1285-1286 (Del. 1989). However, within the entire context of the Tender Offer, particularly in light of the over-bid from the hedge fund, it is important to note the absence of a market check when considering the full panoply of the information available to the shareholders when assessing the fair value of the Tender Offer.

be willing or able to enter into a transaction with Portec that would provide value to Portec’s shareholders...” (Ex. 1: Schedule 14D-9, p. 13). Portec declined to engage an investment banker to shop and/or market the company to a wider scope of potential purchasers. (N.T. 3/23/2010, p. 242-243), Alan Schick, Esq. testified, “this was not a company ... that ever conveyed the impression that they were looking to sell themselves. They never put themselves in an auction mode.” (Id. at p. 337). Mr. Schick further testified that Kirby Taylor had told him, “Portec was not looking to sell themselves ... this [the Takeover deal] is something that had just happened.” (Id. at p. 344). According to Mr. Schick’s testimony, by at least November 2009, he had recommended to Mr. Taylor that Portec conduct a market check, (Id. at p. 345). After consulting with Mr. Reynolds, Mr. Taylor declined this advice. (Id. at 345-346). The Board of Directors convened a meeting on February 5, 2010 to inform itself on the status of the negotiations with Foster. On February 11, 2010, Chaffe gave a presentation to the Board of Directors which communicated the substance of its Fairness Opinion. Following this February 11, 2010 meeting, the Board approved the Takeover. Thus, the total corporate deliberations approving the Takeover consisted of two meetings on February 5, 2010 and February 11, 2010. (N.T. 3/23/2010, p. 319). L.B. Foster’s stock rose 13% in the six days following the public announcement of the Takeover. (Gesoff Complaint, ¶ 12; Ex. 20).
     D. The Over-Bid Received by Marshall Reynolds After the Announcement of the Proposed Takeover
     The operative Merger Agreement includes a “fiduciary-out” clause, which allows Portec to consider superior offers, if the act of not doing so would result in a violation its fiduciary duties to its shareholders. (Merger Agreement, p. 37). Following signing of the Merger Agreement and the public announcement of the transaction, Mr. Reynolds admits to having been approached with a $12 per share offer by a hedge fund, Ameridan Resources, LLC of Pittsburgh,

PA. (Reynolds Deposition, pp. 63-64; Affidavit of Marshall T. Reynolds, March 26, 2010). Mr. Reynolds did not disclose this offer to the board, (including Mr. Taylor), or to the public. (Id. at p. 67; Taylor Deposition, p. 148). Mr. Reynolds unilaterally rejected this offer without due consideration or seeking the advice of counsel or Portec’s financial advisors. (Reynolds Deposition, pp. 63-64).
IV. CONTROLLING LEGAL AUTHORITY
A.	Legal Standards for Injunctive Relief
     The standards governing the issuance of a preliminary injunction under Pennsylvania law are well settled. A party seeking a preliminary injunction must show that: (1) it is likely to prevail on the merits; (2) an injunction is necessary to prevent immediate and irreparable harm and cannot be adequately compensated by damages; (3) greater injury would result from refusing the injunction than from granting it; (4) the injunction will restore the parties to their status prior to the alleged misconduct; (5) the injunction sought is reasonably suited to abate the offending activity; and (6) an injunction will not adversely affect the public interest. Overland Enter., Inc. v. Gladstone Partners, LP, 950 A.2d 1015, 1020 (Pa. Super. 2008) (citing Summit Towne Ctr., Inc. v. Shoe Show of Rocky Mt., Inc., 828 A.2d 995, 1001 (Pa. 2003)).
     The party “seeking a preliminary injunction is not required to establish the claim absolutely.” Boyle by Boyle v. Pennsylvania. Interscholastic Athletic Ass’n, 676 A.2d 695, 699 (Pa. Commw. Ct. 1996). Rather, the movant need only demonstrate “a reasonable likelihood of success on the merits.” Moscatiello v. Whitehall Borough, 848 A.2d 1071, 1074 (Pa. Commw. Ct. 2004).

B.	West Virginia Law Governs the Substance of This Action With Delaware Law Providing Persuasive Authority. Consequently, the Board of Directors of Portec Is Charged With the “Revlon Duty of Maximizing Shareholder Value
     Because Portec is a West Virginia corporation, West Virginia law controls the resolution of all substantive issues. See Beaumont v. ETL Serv. Inc., 1995 WL 876404, at *5 (Pa. Ct. Com. Pl. Nov. 22, 1995) (ruling that substantive issues concerning a corporation are decided based upon the law of the state of incorporation). West Virginia statutory law on the subject of corporate governance and the fiduciary duties of boards of directors is sparse. The West Virginia Business Corporation Act (“WVBCA”) states:
(a) Each member of the board of directors, when discharging the duties of a director, shall act: (1) In good faith; and (2) in a manner the director reasonably believes to be in the best interests of the corporation.
(b) The members of the board of directors or a committee of the board, when becoming informed in connection with their decision-making function or devoting attention to their oversight function, shall discharge their duties with the care that a person in a like position would reasonably believe appropriate under similar circumstances.
W. Va. Code Ann. § 31D-8-830 (West 2010).
     West Virginia case law on these issues is equally sparse. The sole reported decision of the West Virginia Supreme Court relating to the issues before this Court is Persinger v. Carmazzi, 190 W. Va. 683 (1994). Notably, the Persinger court cited to and relied upon Delaware law for its ultimate holding that boards of directors owe shareholders a duty of fair dealing and fair price, and “[p]art of fair dealing is the obvious duty of candor.” See Id. at 689 (citing Weinberger v. UOP, Inc., 457 A.2d 701 (Del. 1983)). Thus, at a minimum, the West Virginia Supreme Court treats Delaware law as strongly persuasive authority on these issues.
     Courts across the country cite to the law of Delaware as persuasive authority on issues relating to the fiduciary duties of boards of directors in the context of corporate mergers and acquisitions. Lees Inns of America, Inc. v. William R. Lee Irrevocable Trust, No. 40A01-0901-CV-47, 2010 WL 908485, *9 (Ind. Ct. App. Mar. 15, 2010); Shenker v. Laureate Educ., Inc., 983 A.2d 408, 421 (Md. 2009); Indiana State Dist. Council of Laborers v. Brukardt, No. M2007-02271-COA-R3-CV, 2009 WL 426237, *9 n.5 (Tenn. Ct. App. Feb. 19, 2009) (“Delaware Chancery Court is recognized as the preeminent business court in the nation”); Ehrenhaus v. Baker, No. 2008 WL 5124899, *9 n.19 (N.C. Super. Ct. Dec. 5, 2008) (“North Carolina courts frequently look to Delaware for guidance on questions of corporate governance because of the special expertise and body of case law developed in the Delaware Chancery Court and the Delaware Supreme Court”); In re Schering-Plough/Merck Merger Litig., C.A. No. 09-cv-1099 (D.N.J. March 26, 2010); Williams v. Stanford, 977 So.2d 722, 727 (Fla. Dist. Ct. App. 1st Dist. 2008); Welch v. Via Christi Health Partners, Inc., 281 Kan. 732, 133 P.2d 122, 137, 143 (Kan. 2006); See generally Michal Barzuza, The State of State Anti-Takeover Law, 95 Va, L. Rev. 1973, 2041 (2009) (analyzing states’ treatment of Delaware law in the field of mergers and acquisitions).
     In a series of decisions stemming from Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986), Delaware courts have held that boards of directors are charged with a duty to take all reasonable steps to maximize shareholder value.
     Although certain states have enacted “constituency statutes” intended to limit or abrogate Revlon and its progeny, West Virginia has no such statute. See generally W. Va. Code § 31D-8-801 et seq. (West 2010); See also Barzuza, 95 Va. L. Rev, at 2041 (indicating West Virginia does not have any anti-Revlon statute).
     Thus, this Court concludes West Virginia law governs the disposition of this matter, as informed by well-established principles of fiduciary duty law developed in the courts of

Delaware. Because West Virginia’s Supreme Court looks to Delaware precedent, and since West Virginia lacks any anti-Revlon constituency statute, the principles of Revlon apply in this matter, with the consequence that the Board of Directors of Portec held the fiduciary obligation to maximize shareholder value in connection with the Takeover. Portec’s own “corporate process” expert, Charles Cohen, Esq., confirmed and underscored this point at the hearing by his testimony that the Board of Directors was “required to try” to secure the best value available for shareholders. (N.T. 3/22/2010, p. 190).
V.	ANALYSIS OF WHETHER PLAINTIFFS ARE ENTITLED TO INJUNCTIVE RELIEF
A.	Plaintiffs Are Likely to Succeed on the Underlying Merits of the Claims
     For the reasons set forth below, this Court finds plaintiffs have met their burden of proving a likelihood of success on the merits of their underlying claims against Portec, only, concerning: (a) the Board’s breach of its “Revlon Duty” and (b) the material omissions through Portec’s submitted Schedule 14D-9.4
Breach of the “Revlon Duty”
     Under Delaware law, corporate boards owe the shareholders a duty to take all reasonable steps to maximize shareholder value. This duty is particularly acute in those situations where the proposed transaction transfers control over the corporate entity. As the Delaware Supreme Court explained in Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34 (Del. 1994):

In the sale of control context, the directors must focus on one primary objective to secure the transaction offering the best value reasonably available for the stockholders — and they must exercise their fiduciary duties to further that end. The decisions of this

[4]	This Court finds that plaintiffs have not established any reasonable likelihood of success on their claims that Foster Thomas and/or Foster “aided and abetted” the Board of Directors of Portec in breaching its fiduciary duties. A merger may nevertheless be enjoined based on breaches of fiduciary duty by the target company’s board, regardless of the lack of wrongdoing by the purchaser. See Paramount, supra; Netsmart, supra.

Court have consistently emphasized this goal. Revlon, 506 A.2d at 182 (“The duty of the board ... [is] the maximization of the company’s value at a sale for the stockholders’ benefit.”); Macmillan, 559 A.2d at 1288 (“[I]n a sale of corporate control the responsibility of the directors is to get the highest value reasonably attainable for the shareholders.”); Barkan, 567 A.2d at 1286 (“[T]he board must act in a neutral manner to encourage the highest possible price for shareholders.”). See also Wilmington Trust Co. v. Coulter, 200 A.2d 441, 448 (Del. 1964) (in the context of the duty of a trustee, “[w]hen all is equal ... it is plain that the Trustee is bound to obtain the best price obtainable”).
Id. at 44.
     Delaware courts define a “change of control,” and explain the rationale for the enhanced scrutiny underpinning the rule, as follows: “When a majority of a corporation’s voting shares are acquired by a single person or entity, or by a cohesive group acting together, there is a significant diminution in the voting power of those who thereby become minority stockholders.” See Paramount, 637 A.2d at 42. In Paramount, the Delaware Supreme Court further elaborated on the concept of “enhanced scrutiny”:

The key features of an enhanced scrutiny test are: (a) a judicial determination regarding the adequacy of the decision making process employed by the directors, including the information on which the directors based their decision; and (b) a judicial examination of the reasonableness of the directors’ action in light of the circumstances then existing. The directors have the burden of proving that they were adequately informed and acted reasonably.
Id.
     Here, the Takeover contemplates a purchase of the entirety of Portec’s outstanding shares in a two-step transaction. This clearly constitutes a change of control and therefore triggers the enhanced scrutiny test set forth in Paramount, supra. In accordance with enhanced judicial scrutiny, the decisions of the Porter Board of Directors do not receive the benefit of the business judgment rule, such that this Court cannot presume the reasonability of any decision of the Board of Directors. Rather, the Board of Directors actually bears the “burden of proving that they were adequately informed and acted reasonably. Id. at 43 (emphasis added). Under the facts set forth in this Memorandum, the Board of Directors fell far short of this burden concerning its decision to approve the Takeover.
     The unilateral rejection of a potentially superior offer communicated after approval of the Takeover serves as perhaps the best example of the Board of Director’s derogation of its obligation to maximize shareholder value. Improper rejection of potential superior bids by a member of management or by a company’s board in order to steer a transaction in a desired direction is an obvious breach of fiduciary duty. Netsmart, 924 A.2d 199. In Netsmart, the court enjoined a merger because of “the board’s failure to engage in any logical efforts to examine the universe of possible strategic buyers and to identify a select group for targeted sales overtures,” thereby breaching its Revlon duty. The necessity of the Board of Directors to have knowledge of other potential suitors and transactions is underscored and illuminated by the written opinion of Portec’s expert, Charles Cohen, Esq., who explained the directors’ fiduciary duty of care in the following fashion:

“The assessment of ... the duty of care is generally recognized to be process-oriented. That is to say: whereas an automobile driver who makes a mistake in judgment as to speed or distance may normally be deemed in breach of [a] duty of care, a corporate director who makes a mistake in judgment as to business or economic conditions will virtually never be deemed in breach of the duty of care, absent palpable failure to engage in the process of becoming reasonably informed and giving due deliberation to the matter at hand.
Cohen, Expert Opinion, p. 2, emphasis added.
     Pursuant to the evidence, facts and testimony offered at the hearing, this Court finds the “palpable failure” to which Mr. Cohen refers. The Chairman of the Board of Directors, Mr. Reynolds, decided, on his own, without the input of counsel or any advisors, to refrain from advising the Board of the existence of this offer. Consequently, Mr. Reynolds denied the Board of Directors any opportunity to give this very serious matter due deliberation or to become reasonably informed about the potentially competing offer. Clearly this runs afoul of the fiduciary duties with which the Board is charged, in that Mr. Reynolds effectively threw a veil of secrecy upon the overtures of the hedge fund, thereby squelching consideration of bids from any entities other than Foster. See Citron v. Fairchild Camera & Instrument Corp., 569 A.2d 53, 66; See also Lyondell Chem., 970 A.2d at 243; McMullin v. Beran, 765 A.2d 910, 918 (Del. 2000) (finding that the board of directors must be “especially diligent” in the context of an entire sale in seeking to secure the best value for shareholders).
     Faced with such facts, this Court must enjoin the Takeover until the Portec Board of Directors has cured the breach of its fiduciary duty of care. See QVC Network, Inc. v. Paramount Communications, Inc., 635 A.2d at 1245, affd, 637 A.2d 34 (Del. 1994) (enjoining the transaction where the board could not have reasonably concluded the offer was calculated to ensure the best value to shareholders).
     Furthermore, the Board of Directors cannot explain away its failure to consider the potentially competing bid by pointing to the language of the Merger Agreement. True, Section 8 of the Merger Agreement includes preclusive deal protection provisions such as a standstill provision, a “no-shop” clause and a termination fee provision.5 However, that same section also specifically contains a “fiduciary-out” clause granting permission for the Board to consider any superior post-agreement bids falling within the ambit of its fiduciary duty. The presence of such

[5]	Plaintiffs advance the argument in their filings that these provisions in the Merger Agreement establish a de facto breach of fiduciary duty, though it is unclear how much plaintiffs pursue this argument since elicited virtually no testimony on it at the hearing. In any event, this Court agrees with Portec’s expert witness, Charles Cohen, Esq., who opined that such provisions are not illegal, but rather are standard and customary in mergers and acquisitions. See also In re 3Com Shareholder Litigation, 2009 WL 5173804 (Del. Ch. 2009) (court upheld “no solicitation” provision and termination fee where termination fee represented 4% of the equity value of the merger).

a “fiduciary-out” clause makes the Board’s failure to even consider the $12 bid from the hedge fund all the more egregious and deleterious to the interests of Portec’s shareholders.
     Finally, this Court is not persuaded by Defendants’ unsubstantiated denigration of the $12 post-announcement bid from the hedge fund as a “so-called offer.” This convoluted argument to attempt minimize and sweep under the rug this very significant point is adequately summarized from Foster’s Proposed Findings of Fact and Conclusions of Law.

“Plaintiffs ... argue that a hedge fund offered $12 per share after the ... announcement, but this so-called offer was never even reduced to the formality of a letter. Moreover, the $12 figure was subject to due diligence and the possibility or likelihood of being reduced, especially in light of events concerning the Troy facility and the Niagara Mohawk litigation Finally, considering the hedge fund confirmed it would not go any higher than $12 per share in any event, the so-called $12 offer would not yield a greater amount per share to the Portec shareholders than Foster’s offer. (NT 2 Taylor at 249:4-250:10; Reynolds Dep. At 170:20-171:6).
Id., p. 25 at footnote 9.
     There are many problems with the above characterization, not the least of which is the lack of support in the record. This Court has read the referenced pages of Mr. Reynolds’ deposition and Mr. Kirby’s testimony and cannot understand how these sweeping conclusions can be drawn therefrom. Additionally, Defendants’ argument as to the likelihood of a reduction in the $12 offer is contradicted by the simple fact that the bid from the hedge fund occurred after submission of Portec’s Schedule 14D-9, which clearly disclosed the environmental liabilities associated with Portec’s New York holdings. Logically, any bid coming in after the Schedule 14D-9 presumably comprised some consideration of the information contained within that document.

The Disclosure Claims
     A “stockholder’s option to accept or reject a tender offer is, of course, necessarily based on whether he has before him all the facts necessary to make an informed decision.” Joseph v. Shell Oil Co., 482 A.2d 335, 341 (Del. Ch. 1984). When faced with a vote on a proposed merger, shareholders are entitled to an accurate description of the process utilized by the board in deciding to support a merger, as well as an explanation on the reasons underpinning the board’s decision. Nagy v. Bistricer, 770 A.2d 43, 59 (Del. Ch. 2000). The duty of disclosure “requires that directors disclose fully and fairly all material information within the board’s control.” Skeen v. Jo-Ann Stores, Inc., 750 A.2d 1170, 1172 (Del. 2000).
     “Under Delaware law, an omitted fact is material if a reasonable stockholder would consider it important in a decision pertaining to his or her stock. If including the omitted fact would significantly alter the total mix of information available to stockholders, that fact is material.” In re 3Com Shareholders Litigation, 2009 WL 5173804, *1 (Del.Ch. 2009). Omissions are considered material “if there is a substantial likelihood that a reasonable shareholder would consider them important in deciding how to vote.” Skeen, 750 A.2d at 1172. However, materiality “does not require proof of a substantial likelihood that disclosure of the omitted facts would have caused the reasonable investor to change his vote.” Rosenblatt v. Getty Oil Co., 493 A.2d 929, 944 (Del. 1985).
     Moreover, as concerns the services performed by Chaffe, the investment bank, under Delaware law, the valuation work performed by an investment bank must be accurately described and appropriately qualified. In re 3Com Shareholders Litigation 2009 WL 5173804, *3 (Del.Ch. 2009).

     After considering the facts adduced at the hearing under the above legal standards, this Court finds four material disclosure omissions in the Schedule 14D-9 filed by Portec, which appear to alter and obfuscate the “total mix” of information available to shareholders.
     First, the Schedule 14D-9 offers the shareholders no information concerning the alternative purchase offer of $12 per share that Mr. Reynolds received from the hedge fund, but which he rejected without even consulting the Board of Directors. Accordingly, the collective actions and inactions of the Board of Directors and Marshall Reynolds deprived the shareholders of information about a potentially superior offer. It is thus readily apparent to this Court that the existence of the $12 offer is a material fact that must be disclosed. See Paramount, 637 A.2d at 48-49 (finding the existence of a competing offer to be a material omission).
     Second, the Schedule 14D-9 omits any disclosure that Chaffe’s Discounted Cash Flow Analysis contained within its “fairness opinion” relied exclusively upon Portec’s management’s “probable case” financial projections and accorded no weight to its “best case” projections, notwithstanding the fact that the “best case” projections were created by management for use in its budget process. This constitutes a material non-disclosure, which must be remedied to enable the shareholders to have an adequate fund of knowledge when voting on the approval of the Tender Offer. See Netsmart, 924 A.2d at 201 (failure to disclose financial advisor’s decision to place little weight on a particular projection deemed to be a material omission, as it did not reasonably advise the stockholders of their management’s best estimates of future profits). See also Simonetti Rollover IRA v. Margolis, C.A. No. 3694-VCN, 2008 WL 5048692, *10) (June 27, 2008) (The key assumptions made by a banker in formulating an opinion are of paramount importance to the stockholders).

     Third, this Court finds the Precedent Transactions Analysis contained within the “fairness opinion” attached to the Schedule 14D-9 to be fatally flawed. Chaffe identified the Precedent Transactions Analysis as a “material” consideration in the Schedule 14D-9. Yet, at the hearing, Ms. LeBreton admitted that this analysis was not only not material, but was, in fact, by her own words, “bogus.” Accordingly, thus Court must conclude that the Schedule 14D-9 patently misrepresents the reliability of the Precedent Transaction Analysis, which was one of three analyses identified in the Schedule 14D-9 as supporting Chaffe’s “fairness opinion.” Requiring the shareholders to rely upon financial information characterized by the corporation’s own investment banker as “bogus” constitutes a material disclosure omission which must be remedied through injunctive relief.
     Lastly, the Peer Group Analysis undertaken by Chaffe as set forth in the “fairness opinion” and the Schedule 14D-9 runs afoul of disclosure standards. Although Chaffe presented this analysis as buttressing its finding that the Takeover constituted a fair deal to the shareholders, it neglected to disclose that this analysis departed from standard valuation methodologies by failing to include a “control premium” in calculating the value of Portec’s shares, since the Takeover contemplated the acquisition of the entirety of the corporation, i.e., a transfer of control. See Robert F. Reilly & Robert P. Schweihs, Handbook of Advanced Business Valuation 262 (McGraw-Hill 2000) (“The analyst should adjust reported stock trading prices of the publicly traded companies for the ownership control premium that would have been paid if one desired to buy the entire company, or at least a controlling ownership interest in it.”); See also Shannon P. Pratt, Robert Reilly & Robert P. Schweihs, Valuing a Business 360 (4th ed. 2000) (“... it is a common valuation procedure to recognize [ownership control of a business] by reference to the addition of an ownership premium). The addition of a control premium to any valuation analysis is not only a recognized and widely used methodology within the mergers and acquisition arena, but has been a factor frequently considered by the courts. See Rapid-American Corp. v. Harris, 603 A.2d 796, 807 (Del. 1992) (reversing trial court’s failure to apply control premium in appraisal proceeding); Gotham Partners, L.P. v. Hallwood Realty Partners, L.P., 817 A.2d 160, 177 (Del. 2002) (control premium should have been added to the value of the partnership units where the acquisition served to entrench the general partner’s overall control of the partnership); Paramount, 635 A.2d at 1273 n. 50 (the opportunity for shareholders to receive a superior control premium is sufficient grounds to constitute irrevocable harm and justifies granting an injunction).
     It is not the role of this Court to take umbrage with Chaffe’s professional judgment, no matter how peculiar, of eschewing the recognized and standard valuation practice of adding a control premium. However, since the departure from the control premium methodology has the inherent tendency of undervaluing the target stock and may cause the shareholder to question the reliability of the “fairness opinion,” the absence of a control premium is a material omission which should have been disclosed to Portec’s shareholders. See, UOP, 457 A,2d at 712.
     Beyond the four disclosure omissions cited herein as supporting the request for injunctive relief, plaintiffs raised a laundry list of other items which they contend should have appeared in the Schedule 14D-9, including Chaffe’s utilization of an erroneous Standard Industrial Code (“SIC”) in the Discounted Cash Flow Analysis; the fact that Kirby Taylor stood to receive a contingent $350,000 payment upon the shareholder’s approval of the Takeover; and the failure of Kirby Taylor and Marshall Reynolds to have informed the Board at the September 10, 2009 of Foster’s interest in purchasing Portec. While, observing that the “best practice” may be for such matters to be addressed in the Schedule 14D-9, this Court, absent controlling legal authority, is not in the position to quibble with the Board of Directors regarding every decision over what to disclose, particularly where the information at issue seems to this Court to not materially affect the overall content of the message being conveyed to the shareholders. And, importantly, “a mere disagreement with the fairness opinion” is a matter that can be adequately addressed by an appraisal action. See In re 3Com Shareholders Litigation 2009 WL 5173804, *7 (Del.Ch. 2009).
B.	Irreparable Harm Will Be Suffered Absent Injunctive Relief
     This Court concludes there to be two separate bases upon which plaintiffs can support their contention that they will suffer irreparable harm should the Takeover not be enjoin. First, whenever an important voting decision — like a choice of whether to accept a tender-offer — is potentially based on inadequate disclosures, irreparable harm is present. Second, irreparable harm will also be found whenever a corporate director or board fails to take reasonable steps to maximize shareholder value. Having met their burden of proving irreparable harm consequent to the breaches identified above, the shareholders, contrary to the position taken by Portec, are not limited to an appraisal remedy under West Virginia law.
Irreparable Harm Stemming from the Inadequate Disclosures
     “Under Delaware law, a material disclosure violation typically creates per se irreparable harm because the approval of a transaction by uninformed or misinformed shareholders, and the resulting consummation of that transaction, cannot be adequately remedied by an award of damages.” In re 3Com Shareholders Litigation 2009 WL 5173804, *1 (Del.Ch., 2009). When stockholders face “an important voting decision [based] on inadequate disclosures” a threat of irreparable harm exists. In re Netsmart, 924 A.2d at 207; See also ODS Techs. L.P. v. Marshall, 832 A.2d 1254, 1262 (Del. Ch. 2003). Where, as here, material deficiencies exist in the disclosure documents recommending shareholder action (e.g., the “fairness opinion”), courts routinely hold injunctive relief to be an appropriate remedy. See, e.g., Gilmartin v. Adobe

Resources Corp., C.A. No. 12467, 1992 Del. Ch. LEXIS 80, at *43 (Del. Ch. Apr. 6, 1992) (“[t]he right to cast an informed vote is specific, and its proper vindication in this case requires a specific remedy such as an injunction, rather than a substitutionary remedy such as damages.”); Eisenberg v. Chicago Milwaukee Corp., 537 A.2d 1051, 1062 (Del. Ch. 1987) (shareholder’s right to make informed decision requires a specific remedy for which damages would be neither meaningful nor adequate).
Irreparable Harm Arising from the Board’s Failure to Maximize Shareholder Value
     Where the process of review of a proposed transaction by a board is uninformed, tainted or ineffectual, courts have recognized the necessity for injunctive relief. See Paramount, 637 A.2d at 51; Kumar v. Racing Corp. of America, Inc., No. 12,039, 1991 Del. Ch. LEXIS 75 (Del. Ch. Apr. 26, 1991) (injunction appropriate where plaintiffs demonstrated breach of duty of care); Phillips v. Insituform of North America, Inc., 1987 Del. Ch. LEXIS 474, at *33 (Del. Ch. Aug. 27, 1987) (“a preliminary injunction is the conventional remedy when a shareholder establishes that a proposed merger is likely to be found to be in violation of . . . the board’s fiduciary obligations”). See also Sealy Mattress Co. v. Sealy, Inc., 532 A.2d 1324, 1335 (Del. Ch. 1987); Joseph v. Shell Oil Co., 482 A.2d 335 (Del. Ch. 1984). Where, shareholders are potentially deprived of receiving more valuable consideration from a competing offer, they will suffer irreparable harm absent an injunction. See Netsmart, 924 A.2d at 208 (“where the refusal to grant an injunction presents the possibility that a higher, pending, rival offer might go away forever, courts have found a possibility of irreparable harm.”).
     Courts have frequently found injunctive relief to be appropriate where, as here, the process leading to approval of a sale of control has been flawed by the directors’ breach of their obligation to obtain the highest value reasonably available. See Paramount, 637 A.2d at 43-47. Moreover, where a change in corporate control is at stake, a board has a fiduciary duty to maximize “the company’s value at a sale for the stockholders’ benefit.” Revlon, 506 A.2d at 182; Paramount, 637 A.2d 34 (“The consequences of a sale of control impose special obligations on the directors of a corporation. In particular, they have the obligation of acting reasonably to seek the transaction offering the best value reasonably available to the stockholders.”).
     By summarily rejecting a potentially superior $12 initial offer from a hedge fund without any due deliberation or disclosure to the shareholders, Portec’s Board of Directors (principally through the actions of Marshall Reynolds) prevented market forces from being “allowed to operate freely to bring the target’s shareholders the best price available for their equity.” Revlon, 506 A.2d at 184. Thus, Portec’s failure to take all reasonable steps to maximize shareholder value constitutes a likely irreparable injury to the shareholders, who may forever relinquish their right to a fair process and a fair price absent injunctive relief.
Shareholders Are Not Limited to an Appraisal Remedy
     Preliminarily, this Court observes that Portec’s own “corporate process” expert, Charles Cohen, testified as to his opinion that the shareholders in this case were not exclusively limited to an appraisal remedy. (N.T. 3/22/2010, p. 193).
     What is more, under West Virginia law (which is controlling here), an appraisal is only an exclusive remedy once a corporate transaction is completed. The statutory scheme also carves out an exception from the appraisal remedy those instances where material misrepresentations have been foisted upon the shareholders. See W.Va. Code §31D-13-1302(d). Moreover, the West Virginia law “does not contain any specific provisions as to exclusivity.” Persinger, 190 W. Va. at 691 (emphasis added). The Persinger court emphasized that dissenters’ rights are “ordinarily... the exclusive remedy for a dissenting shareholder in the absence of a showing of fraud, unfairness, or illegality.” Id. (emphasis added.) Thus, where, as here, plaintiffs have shown a likelihood of success on the merits of their claims of breach of fiduciary duty, as well as their claims regarding the inadequacy of the corporate disclosures, clearly, there is no basis to limit there rights to an appraisal after the Takeover.
     C. The Balance of the Hardships Favors Granting Injunctive Relief
     The failure of Portec’s Board of Directors to fulfill its fiduciary duties by making adequate disclosures to the shareholders and by taking reasonable steps to maximize shareholder value (i.e., consider the overbid from the hedge fund) have the innate potential of forever depriving Portec shareholders of their opportunity, and right, to act in an informed manner over their decision whether to approve the Takeover and leaving them irreparably harmed by a fatally flawed process, causing them to question the adequacy of the consideration offered for their shares.
     Indeed, since this may prove to be the only chance for the shareholders to obtain optimal value for their shares and since the shareholders will be relegated to an appraisal remedy once the Takeover is consummated, this Court must find that greater injury would result from refusing the injunction than from granting it. In this same vein, this Court is of the strong opinion that the narrow relief granted in its accompanying order is narrowly tailored to abate and correct the offending activity, and can be expeditiously accomplished by Portec in a manner that will neither jeopardize Portec’s financial condition nor the overall prospects of a deal with Foster, once, of course, the Portec Board of Directors has adequately explored and deliberated over any competing bids. Consequently, the order of this Court, after completion, shall restore the parties to the positions and status which they should have enjoyed before this dispute; that being shareholders prepared to act upon adequate and necessary information and a Board of Directors that has complied with its fiduciary obligations while presiding over a transaction presenting a change in corporate control.

     The time element of the Takeover also augurs in favor of granting injunctive relief. Here, the closing date of the Tender Offer has already been delayed at least thirty (30) days from the initial March 25, 2010 date because the United States Department of Justice has requested additional information about the Takeover pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, 15 U.S.C. §18a. And it is the understanding of this Court that the Department of Justice may seek additional time before it blesses the Takeover. Thus, there is no indication before this Court that either Portec or Foster will suffer significant injury from this Court’s enjoining of the Tender Offer until such time as proper disclosures have been made and the Portec Board of Directors has cured its breach of fiduciary duties.
VI. THE INJUNCTION BOND
     Pennsylvania Rule of Civil Procedure 1531(b) requires the imposition of a bond in the connection with the entry of any preliminary injunction. However, courts are vested with discretion over the amount of the bond. In this particular case, this Court is persuaded that the bond should be “nominal,” which, given circumstances of the parties will be set at $2,500. The setting of a nominal bond herein is consistent with the practice of the Delaware courts in similar shareholder derivative actions. See, e.g., Solar Cells, Inc. v. True North Partners, LLC, 2002 WL 749163 (Del. C. 2002); Simonetti Rollover IRA v. Margolis, 2008 WL 2588577 ($10,000 bond imposed for injunction of vote on a $1.4 billion merger).
VII. CONCLUSION
     In accordance with the foregoing, an appropriate order granting the Motion for Preliminary Injunction follows.

Dated: April 21, 2010	BY THE COURT:
/s/ Christine A. Ward, J.

IN THE COURT OF COMMON PLEAS
OF ALLEGHENY COUNTY, PENNSYLVANIA

IN RE PORTEC RAIL PRODUCTS, INC.	x
SHAREHOLDERS LITIGATION	:	CONSOLIDATED CIVIL ACTION
	:	G.D. 10-3547
	:	G.D. 10-3562
	x	G.D. 10-3982

HONORABLE CHRISTINE A. WARD
ORDER OF COURT
     AND NOW, to wit, this 21st day of April, 2010, pursuant to Rule 1531 of the Pennsylvania Rules of Civil Procedure and other provisions of applicable law and upon consideration of Plaintiffs’ and Defendants’ Proposed Findings of Fact and Conclusions of Law and respective briefs and responses thereto and after a two day hearing, it is hereby ORDERED, ADJUDGED, and DECREED that Plaintiffs’ Motion for Preliminary Injunction is GRANTED as follows:
     1. Defendants and their agents, pending a final order after a trial on the merits, are hereby preliminarily enjoined from completing the Tender Offer in connection with the Agreement and Plan of Merger dated February 16, 2010 pursuant to which Foster Thomas Company is to acquire all of the issued and outstanding shares of Portec Rail Products, Inc. (“Portec”) at a purchase price of $11.71 per share or until this Court determines that the board of Portec has cured the breach of fiduciary duties as found by this Court and has disclosed the information found by this Court to be material.

     2. A status conference in this matter is hereby scheduled for April 30, 2010 at 9:30 a.m., in Courtroom 820 of the City County Building, Pittsburgh, Pennsylvania to respond to any questions regarding the relief granted in thus order.
     3. It is further ORDERED that Plaintiffs are to file a bond with the Allegheny County Department of Court Records, Civil Division, in the amount of $2,500 by the 23rd day of April, 2010, pursuant to Pa.R.Civ.P. 1531(b), pending the final determination of this matter and that the injunction shall not take effect until Plaintiffs file the required bond with security approved by the Court.

BY THE COURT:
/s/ Christine A. Ward, J.

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